[FBR Letterhead]

December 10, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Sonia Barros

  Re:
  KMG America Corporation
  Registration Statement on Form S-1
  Registration No. 333-117911

Ladies and Gentlemen:

        As the Representative of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of the issuer that the effective date of the Registration Statement be accelerated so that the same may become effective Tuesday, December 14, 2004 at 4:00 p.m., Eastern Standard Time, or as soon thereafter as may be practicable.

        The undersigned confirm that they and any participating dealers have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-captioned public offering.

        The undersigned also wish to advise you that the following distribution was made of the Preliminary Prospectus dated November 22, 2004:

145	copies to	10	prospective underwriters;
5	copies to	1	prospective dealers;
2,062	copies to	2,062	institutional investors; and
2,664	copies to	2,664	others (including institutions, statistical services and individuals).

        The distribution of the Preliminary Prospectus set forth above occurred during the period from November 22, 2004 through December 14, 2004.

Very truly yours,
FRIEDMAN, BILLINGS, RAMSEY & CO., INC. as Representative of the several underwriters
By:	/s/ JAMES R. KLEEBLATT
Name:	James R. Kleeblatt
Title:	Senior Managing Director